FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November 2011

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is a press release by Registrant dated November 28, 2011, announcing changes in Gilat’s subsidiary Spacenet’s Executive Management.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated November 28, 2011	By: /s/ Joann R. Blasberg
Joann R. Blasberg
Corporate Secretary

Gilat Announces Changes in Spacenet Executive Management

-   Glenn Katz will assume the role of  CEO   -

Petah Tikva, Israel, 28th November, 2011 -- Gilat Satellite Networks Ltd. (NASDAQ: GILT) today announced the appointment of Glenn Katz as CEO of its wholly owned subsidiary, Spacenet Inc.

Currently serving as President and Chief Operating Officer of Spacenet, Glenn Katz will assume the responsibility of CEO effective January 1, 2012. Mr. Katz has been serving in his current role since 2006, fostering the company’s year over year growth in revenue and managing its strategic business initiatives.  An industry veteran, Mr. Katz serves as the driving force behind Spacenet’s ongoing improvements to its product portfolio and service delivery.

Andreas M. Georghiou, Spacenet’s current CEO, will continue to serve as external advisor to Gilat’s executive management team. Mr. Georghiou was appointed CEO in 2006, and under his leadership Spacenet has demonstrated improvements across key business indicators, delivering growth in revenues and profitability. Mr. Georghiou has been instrumental in broadening the strategic direction of Spacenet to include Managed Network Services for both enterprise and government customers.

With the acquisition earlier in 2011 of CICAT Networks, a US nationwide provider of broadband network solutions,  Spacenet expanded its business in the broadband Managed Network Services market and is further leveraging its core network management, call center and field services capabilities. The acquisition marked an important step as Spacenet solidifies its position as a leading provider of a comprehensive range of communications solutions to help nationwide multi-site organizations manage their networks more efficiently and effectively.

“I would like to thank Andreas for his valuable contribution during the past few years, and I am pleased that we will continue to benefit from his familiarity with Spacenet and his tremendous knowledge of our industry,” said Amiram Levinberg, Gilat’s Chairman of the Board and CEO. “In the past year, Spacenet has made strategic steps to become an important player in the Managed Network Services market, and has enjoyed a strong track record with enterprise customers across the industry. Glenn has contributed significantly to this positioning, and I am confident that with his business and managerial experience he will lead Spacenet to future achievements in this new stage of growth.”

“I am extremely excited for the opportunity to lead Spacenet as it  continues its strong momentum in the enterprise and government markets, and as it further builds its position in the Managed Network Services industry,” said Glenn Katz, Spacenet’s CEO-elect. “With a strong management team in place, new products and services, and a trusted customer base, we have a great opportunity to continue showing profitability and delivering ongoing growth.”

Prior to joining Spacenet, Mr. Katz was the Interim CEO and CIO of StarBand Communications Inc, a consumer broadband satellite company. As the Interim CEO he led the merger between StarBand and Spacenet Inc. that was concluded in 2006.  Prior to joining StarBand, Mr. Katz held several executive roles with Gilat Satellite Networks in both Gilat’s headquarters and US subsidiary, and helped launch Gilat Latin America, Inc. serving as Chief Technical Officer and VP of Operations. Before joining Gilat in 1993, Mr. Katz worked with Digital Transmission Systems, and Scientific Atlanta, serving as a design and development engineer in both companies. Mr. Katz holds undergraduate and graduate degrees in Electrical Engineering from the Georgia Institute of Technology in Atlanta, Georgia.

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About Gilat
Gilat Satellite Networks Ltd. is a leading provider of products and professional services for satellite-based broadband communications networks worldwide. Gilat was founded in 1987 and has shipped over 1 million Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat's headquarters is located in Petah Tikva, Israel. The Company has 22 sales and service offices worldwide. Gilat develops and markets an expansive range of broadband satellite solutions including high-performance VSATs under the SkyEdgeTM and SkyEdge II brands, low-profile antennas for satcom-on-the-move, under the RaySat Antenna Systems and the StealthRayTM brands and next generation solid-state power amplifiers for mission-critical defense and broadcast satellite communications systems under the Wavestream brand. Gilat's wholly-owned subsidiary, Spacenet Inc., is a leading provider of Managed Network Services in North America to the business and government segments. Visit Gilat at www.gilat.com.

About Spacenet®
Since 1981, Spacenet Inc. has designed, implemented and managed some of the largest communications networks for US based business, industrial and government customers. Spacenet has a longstanding tradition of industry leadership and innovation, and today manages communications at more than 130,000 locations for customers including many Fortune 500 companies and major government agencies. The company offers a complete product and services portfolio for converged voice and data applications ranging from primary communications and secure data transfer, to hot stand-by solutions for continuity of operations and network backup, or field deployable solutions for disaster recovery and emergency management. Spacenet is based in McLean, Virginia, and operates its own end-to-end services infrastructure including network management, field services and teleport facilities in McLean, VA; Atlanta, Georgia; and Chicago, Illinois. Spacenet is a wholly owned subsidiary of Gilat Satellite Networks Ltd. (NASDAQ: GILT). Visit Spacenet at www.spacenet.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Karen Mazor
Gilat Satellite Networks
karenm@gilat.com